UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Traffic.com, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

892717109
(CUSIP Number)

Lawrence M. Kaplan
Senior Vice President and General Counsel
NAVTEQ Corporation
222 Merchandise Mart, Suite 900
Chicago, Illinois 60654
Telephone: (312) 894-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Thomas L. Hanley
Pepper Hamilton LLP
600 Fourteenth Street, N.W., Suite 500
Washington, D.C. 20005
Telephone: (202) 220-1200

November 5, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892717109

1.		NAMES OF REPORTING PERSONS: NAVTEQ Corporation (“NAVTEQ”)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY): 77-0170321

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

375,800

	8.	SHARED VOTING POWER (1)

9,097,658

	9.	SOLE DISPOSITIVE POWER

375,800

	10.	SHARED DISPOSITIVE POWER (1)

9,097,658

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,473,458

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.36%

14.		TYPE OF REPORTING PERSON

CO

(1)             Pursuant to the Voting Agreements dated November 5, 2006 described in the statement on Schedule 13D below, NAVTEQ may be deemed to have beneficial ownership of shares of Traffic.com, Inc. common stock held by the other parties to the Voting Agreements with respect to the voting of such shares in connection with a proposed merger between NAVTEQ and Traffic.com, Inc. Based on 20,597,273 shares of Traffic.com, Inc. common stock outstanding as of November 3, 2006 as set forth in the Merger Agreement (as hereinafter defined), 1,248,891 shares of Traffic.com, Inc. common stock issuable upon exercise by the other parties to the Voting Agreements of outstanding stock options and outstanding warrants that are exercisable within sixty days of the date hereof, 375,800 shares of Traffic.com, Inc. common stock held beneficially and of record by NAVTEQ and 7,848,767 shares of Traffic.com, Inc. common stock as to which the Voting Agreements are subject as of the date hereof, NAVTEQ may be deemed to have beneficial ownership of a total of 9,473,458 shares of Traffic.com, Inc. common stock, or 43.36%, as of the date hereof. Of the 9,097,658 shares as to which NAVTEQ may be deemed to have beneficial ownership relating to the Voting Agreements, 1,248,891 shares are included because they are issuable to the other parties to the Voting Agreements pursuant to outstanding stock options and outstanding warrants to purchase shares of common stock of Traffic.com that are exercisable within sixty days of the date hereof and would become subject to the voting agreements upon acquisition. Except with respect to the 375,800 shares of Traffic common stock of which NAVTEQ is both the record and beneficial owner, neither the filing of the statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by NAVTEQ that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Traffic.com, Inc., a Delaware corporation (“Traffic”). Traffic’s principal executive offices are located at 851 Duportail Road, Wayne, PA 19087.

Item 2. Identity and Background.

(a)-(c) This Statement is being filed by NAVTEQ Corporation, a Delaware corporation (“NAVTEQ”). The address of the principal place of business and principal office of NAVTEQ is 222 Merchandise Mart, Suite 900, Chicago, IL 60654. NAVTEQ is a leading provider of comprehensive digital map information for automotive navigation systems, mobile navigation devices and Internet-based mapping applications. The name, business address and present principal occupation or employment of each executive officer and director of NAVTEQ, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither NAVTEQ nor, to NAVTEQ’s knowledge, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither NAVTEQ nor, to NAVTEQ’s knowledge, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of NAVTEQ is set forth on Schedule A and is incorporated herein by reference in response to this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

With respect to the 375,800 shares as to which NAVTEQ is both the record and beneficial owner and has sole voting and dispositive power, NAVTEQ purchased such shares for an aggregate purchase price of $1,992,198.44 and funded the purchase price out of its working capital. As described below in response to Item 4, the additional 9,097,658 shares to which this Statement relates have not been purchased by NAVTEQ, and thus no funds were used for such purpose. As an inducement to NAVTEQ to enter into the Merger Agreement described below in Item 4 and in consideration thereof, certain Traffic stockholders entered into Voting Agreements, dated as of November 5, 2006 (the “Voting Agreements”) with NAVTEQ, NAVTEQ Holdings B.V., NAVTEQ Holdings Delaware, Inc., and Traffic. Neither NAVTEQ nor its affiliates paid additional consideration to such Traffic stockholders in connection with their execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction.

(a)-(c) As an inducement to NAVTEQ to enter into the Merger Agreement (as defined below) certain Traffic stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

On November 5, 2006, NAVTEQ, NAVTEQ Holdings B.V., NAVTEQ Holdings Delaware, Inc. and Traffic entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Traffic will be merged with and into NAVTEQ Holdings Delaware, Inc. (the “Merger”). Upon completion of the Merger, the separate existence of Traffic will cease, and NAVTEQ Holdings Delaware, Inc. will be the surviving corporation. The equity value of the transaction is approximately $179 million. The Merger has been approved by the Boards of Directors of both NAVTEQ and Traffic. Pursuant to the Merger Agreement, at the effective time of the Merger, each share outstanding of Traffic Common Stock will be converted into the right to receive, at the election of the holder thereof (subject to certain conditions, including those pertaining to pro-ration): (i) $8.00 in cash, without interest or (ii) 0.235 shares of NAVTEQ common stock, par value $0.001 per share. The election of cash or stock will be subject to a limit on total cash consideration of approximately $49 million (minus the cash value of dissenting shares) and a limit on total stock consideration equal to approximately 4.3 million shares of NAVTEQ common stock (less the shares of NAVTEQ common stock issued to holders of warrants to purchase Traffic Common Stock that are exchanged for NAVTEQ common stock based on the per share stock consideration).

The Merger Agreement includes customary representations, warranties and covenants of the parties. In addition, the consummation of the Merger is subject to the approval of stockholders of Traffic by a majority of the outstanding shares of Common Stock at the meeting of Traffic’s stockholders, and other customary closing conditions, including the receipt of customary regulatory approvals. NAVTEQ’s obligation to complete the Merger also is subject to, among other closing conditions, the delivery of written agreements from certain holders of outstanding Traffic warrants providing for the exercise of such warrants in full at or prior to closing, the exchange of such warrants for the per share stock consideration set forth in the Merger Agreement or the replacement of such warrants by new warrants in a form agreed to by NAVTEQ and such holders.

The Merger Agreement contains certain termination rights of Traffic and NAVTEQ and further provides that Traffic will be required to pay NAVTEQ a termination fee of $6.25 million under certain specified circumstances.

The Voting Agreements were executed and delivered concurrently with the execution and delivery of the Merger Agreement. Pursuant to the Voting Agreements, the stockholders who are signatories thereto have agreed, subject to certain terms and conditions, to vote their Traffic shares in favor of adoption and approval of the Merger Agreement and approval of the Merger and to vote against (i) any action, proposal, transaction or agreement that would result, or could reasonably be expected to result, in any material respect in a breach of any covenant, representation or warranty or any other obligation or agreement of Traffic contained in the Merger Agreement or (ii) any proposal made in opposition to, or in competition with, consummation of the Merger and the other transactions contemplated by the Merger Agreement, including any acquisition proposal. In connection with the Voting Agreements, each of the Traffic stockholders who are signatories thereto has granted NAVTEQ an irrevocable proxy that entitles NAVTEQ to vote the Traffic shares held by such stockholders on these matters. In all other matters, the shares may be voted by and in the manner determined by the stockholder, in his, her or its discretion. The Traffic stockholders who are parties to the Voting Agreements are TL Ventures III, L.P., TL Ventures III Offshore, L.P., TL Ventures III Interfund, L.P., TL Ventures IV, L.P., TL Ventures IV Interfund, L.P., Robert N. Verratti, David L. Jannetta, The Jannetta Family Trust, Mark J. DeNino and Christopher M. Rothey. Messrs. Verratti, Jannetta, DeNino and Rothey are executive officers and/or directors of Traffic. In addition, Mr. DeNino is a Managing Director of TL Ventures, which is affiliated with the TL Ventures investment funds identified above.

(d) It is anticipated that upon the consummation of the Merger, the officers and directors of NAVTEQ Holdings Delaware will continue to serve as the officers and directors of the surviving corporation; because Traffic will be merged into NAVTEQ Holdings Delaware, Traffic’s current officers and directors will no longer continue as officers and directors.

(e) Other than as otherwise described in Item 3 and this Item 4, not applicable.

(f) Not applicable.

(g) Upon the consummation of the Merger, the charter and bylaws of NAVTEQ Holdings Delaware will continue to be the charter and bylaws of the surviving corporation; because Traffic will be merged into NAVTEQ Holdings Delaware, Traffic’s current charter and bylaws effectively will be replaced by the charter and bylaws of NAVTEQ Holdings Delaware and holders of Traffic Common Stock who receive shares of NAVTEQ common stock in the Merger will be governed by the charter and bylaws of NAVTEQ.

(h)-(i) Upon consummation of the merger, Traffic’s Common Stock will cease to be listed on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Except as set forth in this Statement, the Merger Agreement and Voting Agreements, neither NAVTEQ nor, to NAVTEQ’s knowledge, any person named on Schedule A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement, the Merger and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement filed hereto as Exhibit 1 and Voting Agreements, filed hereto as Exhibits 2 and 3, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) NAVTEQ is currently the record and beneficial owner of 375,800 shares of Traffic Common Stock. Pursuant to the Voting Agreements described herein, NAVTEQ also may be deemed to have beneficial ownership of the shares of Traffic Common Stock held by the stockholder signatories to the Voting Agreements. Based on 20,597,273 shares of Traffic Common Stock outstanding as of November 3, 2006 as set forth in the Merger Agreement, 1,248,891 shares of Traffic Common Stock issuable upon exercise by the other parties to the Voting Agreements of outstanding stock options and outstanding warrants that are exercisable within sixty days of the date hereof, 375,800 shares of Traffic Common Stock held beneficially and of record by NAVTEQ and 7,848,767 shares of Traffic Common Stock to which the Voting Agreements are subject as of the date hereof, NAVTEQ may be deemed to have beneficial ownership of a total of 9,473,458 shares or 43.36% of the outstanding Traffic Common Stock as of the date hereof. Of the 9,097,658 shares as to which NAVTEQ may be deemed to have beneficial ownership relating to the Voting Agreements, 1,248,891 shares are included because they are issuable to the stockholder signatories to the Voting Agreements pursuant to outstanding stock options and outstanding warrants to purchase shares of Traffic Common Stock that are exercisable within sixty days of the date hereof and would become subject to the voting agreements upon acquisition. Except with respect to the 375,800 shares of Traffic common stock of which NAVTEQ is both the record and beneficial owner, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by NAVTEQ that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Except to the extent that any of the persons listed on Schedule A may be deemed to be the beneficial owners of the 375,800 shares as to which NAVTEQ is both the record and beneficial owner and has sole voting and dispositive power, to NAVTEQ’s knowledge, no shares of Traffic Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) NAVTEQ has sole power to vote and to dispose of 375,800 shares of Traffic Common Stock. Pursuant to the Voting Agreements, NAVTEQ may be deemed to have shared power to vote 9,097,658 shares of Traffic Common Stock held by the signatories to the Voting Agreements.

(c) Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither NAVTEQ nor, to NAVTEQ’s knowledge, any person named on Schedule A has effected any transaction in Traffic Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, to the knowledge of NAVTEQ, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Traffic, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Traffic.

Item 7. Material to be Filed as Exhibits.

Exhibit

1

Agreement and Plan of Merger by and among NAVTEQ Corporation, NAVTEQ Holdings, B.V., NAVTEQ Holdings Delaware, Inc. and Traffic.com, Inc. dated as of November 5, 2006 (incorporated by reference to Exhibit 2.1 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

2	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

3	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

Additional Information and Where to Find It.

Neither this Statement nor the documents filed as exhibits hereto shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NAVTEQ will file a registration statement, which will contain a proxy statement/prospectus of NAVTEQ and Traffic and other relevant documents with the Securities and Exchange Commission (SEC) with respect to the proposed merger. A definitive proxy statement/prospectus, when available, will be sent to security holders of Traffic seeking their approval of the proposed merger. Investors and security holders are urged to read carefully the definitive proxy statement/prospectus and other materials when they become available before making any voting or investment decision because it will contain important information regarding NAVTEQ,

Traffic and the proposed merger.

The documents filed with the SEC by NAVTEQ may be obtained free of charge from NAVTEQ’s website at www.navteq.com or by directing a request to NAVTEQ Corporation, 222 Merchandise Mart, Suite 900 Chicago, Illinois 60654, Attention: Investor Relations, telephone: (312) 894-7000. The documents filed with the SEC by Traffic may be obtained free of charge from Traffic’s website at www.traffic.com or by directing a request to Traffic.com, Inc., 851 Duportail Road, Wayne, PA 19087, Attention: Investor Relations, telephone: (610) 725-9700.

NAVTEQ, Traffic and their respective executive officers, directors and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Traffic in favor of the proposed merger. Information about the executive officers, directors and other employees of NAVTEQ and Traffic and their direct or indirect interests, by security holdings or otherwise, in the merger will be set forth in the proxy statement/prospectus when it becomes available.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

NAVTEQ CORPORATION

Date: November 14, 2006	By:	/s/ David B. Mullen
David B. Mullen
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit

1

Agreement and Plan of Merger by and among NAVTEQ Corporation, NAVTEQ Holdings, B.V., NAVTEQ Holdings Delaware, Inc. and Traffic.com, Inc. dated as of November 5, 2006 (incorporated by reference to Exhibit 2.1 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

2	Form of Voting Agreement (incorporated by reference to Exhibit 10.1 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

3	Form of Voting Agreement (incorporated by reference to Exhibit 10.2 to NAVTEQ’s Current Report on Form 8-K filed November 6, 2006).

SCHEDULE A

Set forth below is a list of the directors and executive officers of NAVTEQ, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To NAVTEQ’s knowledge, all directors and officers listed below are citizens of the United States, except Mr. Andew J. Green, who is a citizen of the United Kingdom and Messrs. Dirk-Jan van Ommeren and Richard de Lange, who are both citizens of The Netherlands. Unless otherwise indicated below, the business address of each person is c/o NAVTEQ Corporation, 222 Merchandise Mart, Suite 900, Chicago, Illinois 60654.

Name	Present Principal Occupation and Business Address of such Organization
Judson C. Green, Director and Executive Officer	President and Chief Executive Officer

David B. Mullen, Executive Officer	Executive Vice President and Chief Financial Officer

John K. MacLeod, Executive Officer	Executive Vice President, NAVTEQ Connected Services

Clifford I. Fox, Executive Officer	Senior Vice President, NAVTEQ Map

Winston Guillory, Jr., Executive Officer	Senior Vice President, Consumer and Business Sales

Lawrence M. Kaplan, Executive Officer	Senior Vice President, General Counsel and Corporate Secretary

M. Salahuddin Khan, Executive Officer	Senior Vice President, Global Marketing and Strategy

Jeffrey L. Mize, Executive Officer	Senior Vice President, NAVTEQ Vehicle Sales

Richard E. Shuman, Executive Officer	Senior Vice President, Asia Pacific Sales

Denise M. Doyle, Executive Officer	Vice President, Business Affairs

Christine C. Moore, Executive Officer	Vice President, Human Resources

Christopher B. Galvin, Director	Chairman of Harrison Street Capital LLC, c/o Harrison Street Capital LLC, 71 South Wacker Drive, Chicago, Illinois 60606

Richard de Lange, Director	President of EnergieNed, c/o Postbus 9042, 6800 GD, Arnhem, The Netherlands

Andrew J. Green, Director	Chief Executive of BT Global Services, c/o BT Global Services, PPB8A, BT Centre, 81 Newgate Street, London EC1A 7AJ, United Kingdom

William L. Kimsey, Director	Retired

Scott Miller, Director	President of Six Sigma Academy, c/o Six Sigma Academy, 315 East Hopkins Avenue, Aspen, Colorado, 81611

Dirk-Jan van Ommeren, Director	Chairman of Oranje-Nassau Groep B.V., c/o Oranje-Nassau Groep B.V., Atlas Office Complex, Hoogoorddreef 7, Box 22885, Amsterdam Zuidoost, 1100 DJ, The Netherlands